Mail Stop 4561

February 9, 2007

L. Gregory Ballard
Chief Executive Officer and President
Glu Mobile, Inc.
1800 Gateway Drive, Second Floor
San Mateo, CA 94404

Re: **Glu Mobile, Inc.**
         Amendment No. 3 to Form S-1
         Filed on January 22, 2007
         File No. 333-139493

Dear Mr. Ballard:

    We have reviewed your amended filing and responses and have the following comments. Please note that all references to prior comments relate to our letter dated January 12, 2007, unless otherwise noted.

Inside Cover Page

1. Please refer to prior comment 3 of our letter dated January 12, 2007. We will contact you shortly regarding the graphics.

Summary, page 1

2. Please refer to prior comment 7. We note your response referring to a supplemental letter dated January 16, 2007 sent to us by facsimile. We are currently considering the information that you provided in response to our comment.

Risk Factors, page 8

3. Please refer to prior comment 11. We note your response that you view the Sprint and Nextel agreements as separate and distinct and that because the revenues derived from end users under each agreement represented less than 10% of your revenues for 2005 and the first nine months of 2006, you have not filed the agreement. We specifically note your risk factor disclosure on pages 11 and 20

that you derived a material portion of your revenues (approximately 12%) from subscribers of Sprint Nextel for the nine month period ended September 30, 2006. As a preliminary matter, please advise what portion of your revenues these agreements constituted for the 12-month period ended December 31, 2006. If these agreements aggregated 10% or more for this period, we do not believe that we are in receipt of sufficient information to concur with your assertion that the revenues generated by the two agreements should be viewed as separate for the purposes of Item 601(b)(10) of Regulation S-K. In light of the fact that there is a single entity that controls with respect to the continuation or termination of these agreements, it appears appropriate that they should be aggregated for the purposes of determining whether they constitute material contracts on which you are substantially dependent.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Advance or Guaranteed Licensor Royalty Payments, page 44

4. We note your response to prior comment number 19, including your revised disclosure, with respect to your accounting policy for prepaid royalties. Please clarify your complete accounting policy for prepaid royalties. If applicable, please clarify the accounting literature that you apply and how your policy fully complies with this literature. In addition, it appears that you may have deferred royalty costs in excess of non-refundable deferred revenue. If this is correct, please further clarify how you have determined that the capitalized royalty costs can be realized. Further clarify the objectively supportable evidence that you relied upon when determining that net margins exist during the base term of the contractual arrangement to support the amount of deferred royalty costs. Please clarify why your evaluation focuses on estimated revenues as opposed to net margins. In addition, clarify how you have determined that it is probable the prepaid royalty costs will be realizable when you have recognized impairment charges for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006.

Goodwill, page 46

5. We note your response to prior comment number 20, which indicates you use the income approach and market comparable method to determine your enterprise value. Please further clarify why you believe that you will generate net income and positive cash flows in future years considering your history of losses and cash deficits. Please clarify whether your estimates or forecasts are supported by existing contracts. Please further revise your disclosures to clarify all the

assumptions, judgments and estimates that you apply when determining that you will have sufficient discounted cash flows to support your goodwill. In addition, please revise your disclosure to discuss the estimates involved when selecting comparable companies and a reasonable revenue multiple when applying the market comparable valuation method. Please disclose the estimates involved in weighing the average of these methods. We refer you to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Stock-Based Compensation, page 48

6. We note your revised disclosures in response to prior comment number 22. Please further revise your disclosures to include the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist in accordance with paragraph 182(c) of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Aid").

7. Update your disclosures to include the significant factors, assumptions and methodologies contributing to the difference between the fair value as of the date of September 7, 2006 and the estimated IPO price when the offering price is included in the filing. We may have additional comments when the disclosures are provided.

8. We note from your letter dated January 8, 2007 that the majority of 181% increase in the estimated fair value of the common stock from $1.25 at June 30, 2006 to $3.51 at September 7, 2006 was due to a change in the list of comparable companies as provided by the investment banks. Please clarify why changing the comparable companies used in your valuation would cause such a significant increase in the fair value of your common stock. Clarify how you determined the comparable companies used in your September 7, 2006 valuation better represent your business than the companies used in your June 30, 2006 valuation (i.e., based on type of products and consumers, number of employees, etc.). If you determine the companies used in the valuation on September 7, 2006 better represent your business, please tell us how you considered retrospectively reassessing the previous valuations in light of the more representative comparable companies.

9. We note from your letter dated January 8, 2007 that you increased your revenue forecast for 2007 from $73 million to $77 million and made corresponding increases to your 2008 through 2010 forecast, which resulted in an increase of $0.33 per share in the estimated fair value of your common stock. Explain why you believe the increases in forecasted revenues are reasonable considering historical revenue growth was only $6.2 million and $18.7 million for the nine

months ended September 30, 2006 and the year ended December 31, 2005, respectively. We further note from your letter dated January 8, 2007 that you significantly missed your original revenue forecasts during 2005 due to flat revenues during the last three quarters of 2005 and continued over-aggressive forecasting by the sales force. Please tell us how these factors were considered when preparing your forecast.

10. We note your disclosures on page 51 of the registration statement, which states, "[t]he increase in the estimated fair value of our common stock from $1.25 at June 30, 2006 to $3.51 at June 30, 2006 was primarily due to..." It appears as though $3.51 is the estimated fair value of your common stock at September 7, 2006. Please revise as appropriate.

Business

Competition, page 84

11. Please refer to prior comment 35. We note your response and your conclusion that your judgments are so subjective in nature as to be inappropriate for disclosure in the registration statement. It does not appear, for example, that your statement that EA Mobile is "currently the clear leader in the Company's industry" is subjective or inappropriate disclosure. Further, your discussion of the competitive environment in your response letter made reference to a company's global presence, the extent to which a company focuses on original versus licensed intellectual property and mobile versions of intellectual property. To the extent these are key factors affecting the competitive environment, these factors should be discussed.

Executive Compensation, page 86

12. As per our discussion of February 9, 2007, we are continuing to review your executive compensation disclosure and will issue comments, if any, early next week.

Consolidated Balance Sheets, page F-3

13. Please revise to include a complete pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your mandatorily redeemable convertible preferred stock and special junior redeemable preferred stock as a result of your initial public offering.

Note 2-Summary of Significant Accounting Policies

Revenue Recognition, page F-9

14. We note your response to prior comment number 45, with respect to your policy
for subscription licenses. We also note your disclosure that states, "[s]ubsequent
billings for subscription licenses are generally billed monthly." Please revise your
disclosure to clarify why you have subsequent monthly subscription license
billings if the term of your licenses is only one month.

15. Your response to prior comment number 48 states that you distribute networked
applications on a subscription basis and your revenue recognition policy for these
applications is consistent with your games. Please clarify how you have met the
delivery requirement to recognize these applications when they are initially
delivered. Please clarify whether you are responsible for providing the service
related to the software application (e.g., sports updates for FOX Sports Mobile
Pro or puzzles for Daily Puzzle). Clarify whether you deliver any unspecified
upgrades or enhancements to the delivered application during the service period.
Clarify whether these applications have a maximum term of one month or
whether they may have longer terms than your game sales.

Note 7. Commitments and Contingencies

Minimum Guaranteed Payments-page F-25

16. We note your response to prior comment number 52 with respect to your
accounting policy for minimum guaranteed royalty payments. Please clarify why
you record an offsetting asset on the balance sheet at the contractual amount upon
execution of the contract (if no significant performance obligations remain).
Please clarify how you determine that such amounts are a valid asset and how you
determine that such amounts are recoverable. Please further clarify how you
record royalty payments when a significant performance obligations remain.
Please clarify how you account for your accrued royalties and how your accrued
royalties relate to your minimum guaranteed royalty payments, if applicable. We
further note that you have identified an unrecognized liability and you believe the
amount of the unrecognized liability at September 30, 2006 of approximately
$960,000 is immaterial. Explain how you determined that this unrecorded
liability is immaterial. Tell us how much of unrecognized liability should have
been recorded for the years ended December 31, 2005 and 2004. Revise your
disclosures in the Critical Accounting Policies and Estimates and/or Summary of
Significant Accounting Polices to discuss your accounting policy for minimum
guaranteed payments and accrued royalties.

Note 9. Stockholders' Equity/(Deficit)-page F-27

17. We note from your letter dated January 8, 2007 that you sold an aggregate of 249,169 shares of its common stock to two entities affiliated with Granite Global Ventures for $249,169, or $1.00 per share in April 2005. We further note that the estimated fair value of you common stock at April 30, 2005 was $1.47. Tell us whether you have recorded any compensation expense for the intrinsic value between the issuance price and estimated fair value of the common stock.

Note 18. Subsequent Events-page F-43

18. We note your response to prior comment number 57 which describes the reasons that you reduced the automatic conversion price of your redeemable convertible preferred stock. We further note your response to prior comment number 53, which states, "[t]o date, the Company has not adjusted the conversion ratios and therefore no contingent beneficial feature has been recognized." Please clarify why you do not consider the adjustment to the automatic conversion ratio on December 18, 2006 an adjustment to the effective conversion ratio of your preferred stock. Please tell us the effective conversion ratio of each class of Preferred Stock upon issuance and the current conversion ratio.

Unaudited Pro Forma Combined Condensed Financial Information

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 2. Pro Forma Adjustments-page F-72

19. We note your response to prior comment number 59, which indicates that your pro forma statements of operations include an adjustment to eliminate certain expenses incurred by iFone that are non-recurring and a direct result of the acquisition (including legal and investment banker fees as well as a stock-based compensation charge triggered by the change in control). Cite the guidance you relied upon in deciding to remove these expenses from your pro forma financial statements. Explain why you believe these nonrecurring charge are expected to have a continuing impact pursuant to Rule 11-02(b)(5) and (6) of Regulation S-X. Revise or advise as appropriate.

* * * * * * *

You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-551-3461, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-

551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-938-5200
     David A. Bell, Esq.
     Laird H. Simons, III, Esq.
     Fenwick & West LLP

     Via facsimile: 650-321-2800
     Craig M. Schmitz, Esq.
     Brooks Stough, Esq.
     Gunderson Dettmer Stough Villeneuve
     Franklin & Hachigian, LLP